Filed Pursuant to Rule 424(b)(3)
Registration No. 333-169535

PROSPECTUS SUPPLEMENT No. 8
(To Prospectus dated December 6, 2011)

Cole Real Estate Income Strategy (Daily NAV), Inc.
Quarter-end NAV Disclosure

The table below provides the components of our net asset value, as determined by our fund accountant (“NAV”), and the computation of NAV per share as of March 31, 2012. Our NAV per share is posted daily on our website at https://www.colecapital.com/cole-income-nav-strategy/daily-nav. Our NAV is not prepared in accordance with Generally Accepted Accounting Principles (“GAAP”). Investors should refer to our financial statements and accompanying footnotes and disclosure under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, in the accompanying prospectus, as supplemented, for our net book value on a per share basis in accordance with GAAP, which is our stockholders’ equity divided by shares outstanding as of the date of measurement. Our NAV is calculated using a detailed set of valuation methodologies, as described under the heading “Valuation Policies” in the accompanying prospectus, as supplemented.(1) When the fair value of our assets and liabilities is calculated for the purposes of determining our NAV per share, the calculation is done using the fair value methodologies detailed within the FASB Accounting Standards Codification under Topic 820, Fair Value Measurements and Disclosures.(2)  Our NAV is not audited or reviewed by our independent registered public accounting firm.

As of March 31, 2012 (unaudited)
Newly Acquired Real Estate Properties	$30,819,028
Operating Real Estate Properties (3)	—
Total Real Estate Properties	30,819,028
Real Estate Related Securities and Real Estate Related Assets	—
Acquisition Expenses and Deferred Financing Costs	776,872
Cash and Other Short Term Assets	281,430
Total Assets	31,877,330
Debt	21,440,300
Accrued Liabilities	234,741
Total Liabilities	21,675,041
NAV	$10,202,289

Number of Shares of Common Stock Issued and Outstanding	680,167

NAV Per Share (4)	$15.00

(1)	Our valuation policies, which address specifically each category of our assets and liabilities and are applied separately from the preparation of our financial statements in accordance with GAAP, involve adjustments from historical cost. There are certain factors which cause NAV to be different from net book value on a GAAP basis. Most significantly, for NAV purposes our real estate properties and real estate related liabilities, which are the largest components of NAV, will be valued by our independent valuation expert on a rolling quarterly basis once the investment or liability has been held for one full calendar quarter. Our independent valuation expert does not prepare and is not responsible for our NAV or our daily NAV per share. For GAAP purposes, these assets and liabilities are generally recorded at depreciated or amortized cost. Other factors, including straight-lining of rent for GAAP purposes and the treatment of acquisition related expenses and organization and offering costs, will cause our GAAP net book value to be different from our NAV.
(2)	No rule or regulation mandates the manner for calculating NAV. While our NAV calculation methodologies are consistent with standard industry practices for valuing private real estate funds, they involve significant professional judgment in the application of both observable and unobservable attributes, and there is no established practice among publicly-offered
REITs, listed or unlisted, for calculating NAV. As a result, our methodologies or assumptions may differ from other REITs’
methodologies or assumptions.
(3)	Our newly acquired real estate properties are valued at cost until the investment has been held for one full calendar quarter following the quarter of acquisition and thereafter will be valued by our independent valuation expert. As of March 31, 2012, each of our real estate properties was carried at cost.
(4)	See “Risk Factors” in the accompanying prospectus, as supplemented, for the limitations and risks associated with our NAV per share, including the risk that the components of NAV and the methodologies used by us and our fund accountant in the discharge of our or their respective responsibilities in connection with it may differ from those used by other companies now or in the future.

On December 6, 2011, Cole Holdings Corporation, an affiliate of our sponsor, deposited $10,000,000 for the purchase of shares of common stock at a purchase price of $15.00 per share. As a result, we satisfied the conditions of our escrow agreement and on December 7, 2011, we broke escrow and accepted the investor’s subscription for shares of our common stock in the offering. The following table provides our NAV per share for each quarter following the break of escrow:

Date	NAV Per Share
12/31/11	$ 14.99
3/31/12	$ 15.00